September 27, 2017

VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attn:	Pamela A. Long

Re:	Loma Negra Compañía Industrial Argentina Sociedad Anónima
Registration Statement on Form F-1
Filed on September 5, 2017
File No. 333-220347

Dear Ms. Long:

On behalf of our client, Loma Negra Compañía Industrial Argentina Sociedad Anónima, a company organized under the laws of the Republic of Argentina (the “Company”), we file herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). The Registration Statement was initially submitted confidentially to the Commission on July 12, 2017 and filed on September 5, 2017. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated September 19, 2017 (the “Comment Letter”).

We are providing by overnight delivery a courtesy package that includes four copies of Amendment No. 1, two of which have been marked to reflect revisions from the Registration Statement filed on September 5, 2017 as well as copy of this letter.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to each comment set forth immediately under the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. All page numbers referenced in the responses refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

General

1.	We note your response to prior comment 36. Please tell us and revise your registration statement to disclose the date that Loma Negra Holding GmbH became the owner of 99.44% of your outstanding capital stock through a corporate reorganization.

Securities and Exchange Commission

September 27, 2017

Response:

The Company acknowledges the Staff’s comment and it respectfully informs the Staff that Loma Negra Holding GmbH has notified the Company that, through a corporate reorganization of Cauê Áustria Holding GmbH, the sole shareholder of Loma Negra Holding GmbH and controlling shareholder of InterCement Brasil S.A., on August 26, 2017, Loma Negra Holding GmbH became the beneficial owner of 562,883,740 of the Company’s ordinary shares, representing 99.44% of its share capital. Accordingly, the Company has revised the disclosure on pages 186 and 187 under the caption “Principal and Selling Shareholder” to reflect this information.

Prospectus Summary, page 1

2.	We note your response to comment 5 of our letter dated August 9, 2017. Please ensure that the information you include in your summary is balanced, such as more prominent disclosure of your indebtedness. To the extent you cite competitive strengths and strategies in your summary, please review each one and revise as necessary to provide balancing information rather than merely listing generalized risk factors at the end of this section.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the “Prospectus Summary” section of the Registration Statement beginning on page 1 to include a discussion of the principal challenges and limitations it faces in order to balance the information about its competitive strengths and strategies. The Company has also revised the disclosure on page 1 to include its net debt as of June 30, 2017 and December 31, 2016, and on page 6 to include its total borrowings as of the dates indicated in the table showing certain selected consolidated financial data.

Controlling Shareholder, page 4

3.	We note your disclosure on page 181. Please revise your disclosure here to reflect Cauê Áustria Holding GmbH’s ownership of Loma Negra Holding GmbH as well as InterCement Participações S.A.’s ultimate ownership of Loma Negra Holding GmbH.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 188 to include a chart setting forth the corporate structure of the Camargo Corrêa group, in which the Company discloses the ultimate ownership of Loma Negra Holding GmbH.

Use of Proceeds, page 61

4.	We note your response to comment 10 of our letter dated August 9, 2017. Please remove your disclosure regarding use of the proceeds to repay your indebtedness until you can revise such section to include the information required by Item 3.C.4 of Form 20-F.

Securities and Exchange Commission

September 27, 2017

Response:

The Company respectfully advises the Staff that it does not intend to repay any of its outstanding indebtedness with the net proceeds it receives from the offering. Accordingly, the Company has revised the disclosure on pages 19 and 62 to remove references to using part of the net proceeds to repay a portion of its outstanding indebtedness. Furthermore, the Company confirms that if in the future it elects to discharge, reduce or retire indebtedness with any material part of the proceeds from the offering, the Company will revise its disclosure to include the information required by Item 3.C.4. of Form 20-F.

Management’s Discussion and Analysis of Financial Condition, page 75

Year Ended December 31, 2016, Compared to the Year Ended December 31, 2015, page 92

Income Tax Expense, page 99

5.	We note your response to prior comment 17 and the revision to your registration statement; however, it is unclear what the adjustment for the share of profit (loss) of associates represents. Please expand your disclosure to discuss the nature of this item, such as whether it represents an adjustment for a foreign tax rate differential, as well as the reason for the material fluctuation between comparative periods.

Response:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 93, 98, 102 and 103 of the Registration Statement to explain that the line item “share of profit (loss) of associates” represents the equity in profit or loss of Yguazú Cementos S.A. (“Yguazú Cementos”), a company formed under the laws of Paraguay, for the years ended December 31, 2015 and 2014. Since share of profit (loss) in foreign companies is not taxable in Argentina, the Company’s equity in the profit or loss of Yguazú Cementos recorded in share of profit (loss) of associates for the years ended December 31, 2015 and 2014 was not taxable. Accordingly, the adjustment for share of profit (loss) of associates subtracts or adds, as applicable, the amount of the effect of different statutory income tax rate in Paraguay, which is calculated by multiplying the profit before income tax expense of Yguazú Cementos by 25%, which is the difference between the 35% Argentine statutory income tax rate and the 10% of Paraguayan statutory income tax rate, from the calculation for the Company’s effective income tax.

Additionally, the disclosure on pages 93, 98, 102 and 103 has been expanded to clarify that the material fluctuations between the years ended December 31, 2014, 2015 and 2016 are due to losses recorded by Yguazú Cementos in 2015 generated by (i) the 25% depreciation of the Paraguayan guaraní against the U.S. dollar in 2015 as compared to a 1% depreciation of the guaraní against the U.S. dollar in 2014 and its impact on Yguazú Cementos’ U.S. dollar-denominated indebtedness and related financial expenses; and (ii) a loss of US$6.3 million recorded by Yguazú Cementos in 2015 relating to an advance payment made to Satarem AG, an engineering, procurement and construction contractor that subsequently made a voluntary bankruptcy filing. As a result of that filing, Yguazú Cementos determined that the advance payment would not be recoverable.

Securities and Exchange Commission

September 27, 2017

Furthermore, material fluctuations for the share of profit (loss) of associates between the six months ended June 30, 2016 and 2017 are due to the consolidation of Yguazú Cementos into the Company’s financial statements beginning on January 1, 2017.

Certain Relationships and Related Party Transactions, page 183

Other Transactions, page 184

6.	We note that you have accepted an offer from Cimpor—Serviços De Apoio à Gestão De Empresas S.A. regarding services to be received in connection with the transfer of technology and technical know-how. Please elaborate on the terms on this arrangement. Please file your agreement with Cimpor as an exhibit. Refer to Instruction 4(b)(1) of the Instructions as to Exhibits of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 191 to elaborate on the terms of the offer received by Cimpor—Serviços De Apoio à Gestão De Empresas S.A. (“Cimpor”) in connection with services related to the transfer of technology and technical know-how to be used in the manufacture and production of cement products, which the Company accepted on August 17, 2017. Furthermore, the Company has filed as an exhibit to Amendment No. 1 a copy of the agreement with Cimpor.

Financial Statements, page F-1

2. Basis of Preparation of the Consolidated Financial Statements, page F-48

2.3.1. Business combination between entities under common control, page F-55

7.	We note your response to prior comment 37. Please further explain how you determined it was appropriate to not present your historical financial statements as provided in ASC805-50-45, since the acquisition of Yguazú Cementos was accounted for as a business combination of entities under common control.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that, in the absence of specific IFRS guidance applicable to the Yguazú Cementos transaction, the Company has applied the requirements of IAS 8.10 – 12 and has used its judgment in developing and applying an accounting policy for the transaction.

The accounting policy of the Company regarding business combinations between entities under common control establishes that:

•	The assets and liabilities of the acquired entity are recognized at the book values recorded in the ultimate parent entity’s consolidated financial statements and any differences, if any, with respect to the purchase price is recorded within equity in the “Other capital adjustments” account.

Securities and Exchange Commission

September 27, 2017

•	For reporting purposes, the Company reflects these transactions prospectively and does not restate the information for any period presented in its consolidated financial statements prior to the business combination date. As a basis for this presentation, the Company notes the following:

•	The Company does not believe that it is required to retrospectively reflect business combinations of entities under common control that do not result in the change in the reporting entity; and

•	There are no local legal requirements that require entities to effect a restatement of comparative periods prior to the date of acquisition.

Based on the factors mentioned above, the Company has revised the disclosure on pages F-55 and F-56 to remove the references to U.S. GAAP and the pooling-of-interest method in order to avoid potential misunderstanding.

4. Critical Accounting Judgments and Key Sources Used for Estimating Uncertainty, page F-74

4.1.1. Concession of Ferrosur Roca S.A., page F-74

8.	We note your response to prior comment 38. To help us better understand your conclusion that the concession of Ferrosur Roca S.A. is not within the scope of IFRIC 12, please:

•	Provide us with a general description of the terms and conditions of the Ferrosur Roca S.A. railway concession;

•	Tell us the public service nature of the obligations you have undertaken via your concession agreement;

•	Tell us to what extent you operate the assets under the concessions for your own use;

•	With reference to the specific terms of your agreement with the Argentine government, please tell us your basis for the statement that “the grantor of the concession does not control or regulate the services the operator must provide with the infrastructure;” and

•	Based upon the terms of the concession agreement, please tell us whether the Argentine government retains any significant residual interest in the railway system when the concession expires in 2023 or if the agreement is terminated.

Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff the following:

•	General description of the terms and conditions of the Ferrosur Roca S.A. (“Ferrosur”) railway concession:

Securities and Exchange Commission

September 27, 2017

•	Regulatory framework: The concession of the railway freight transport service granted by the Argentine government (the “Grantor”) to Ferrosur is governed by the following regulations: (i) the Concession Bidding Terms and Conditions (the “Bidding Conditions”); (ii) the Concession Agreement for the Comprehensive Operation of the National Railway Network Area comprised of the former General Roca Line, excluding the Altamirano-Miramar corridor and its urban sections, dated December 3, 1992 (the “Concession Agreement”), approved by Executive Order 2681/1992, dated December 19, 1992 and published in the Official Gazette (Boletín Oficial) on January 8, 1993; and (iii) Minutes of Agreement, dated May 19, 2008, executed between the Unit for Renegotiation and Review of Public Utility Contracts (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos or “UNIREN”) and Ferrosur (the “Minutes of Agreement”), as ratified by Executive Order 2017/2008, dated November 25, 2008, and published in the Official Gazette (Boletín Oficial) on December 3, 2008.

•	Ferrosur’s share capital structure: The Bidding Conditions set forth the composition of Ferrosur’s share capital, which cannot be modified by the shareholders, as follows: (i) Class “A” shares representing 16% of its share capital, held by Ferrocarriles Argentinos, an Argentine governmental entity; (ii) Class “B” shares representing 4% of its share capital, held by Ferrosur’s employees; and (iii) Class “C” shares representing the remaining 80% of its share capital, held by Cofesur S.A., a wholly-owned subsidiary of the Company, as of June 30, 2017.

•	Term of the concession: The Bidding Conditions provide that the concession’s term is 30 years from March 11, 1993; therefore, the concession’s term expires on March 11, 2023. The Bidding Conditions further provide that Ferrosur may request an extension of the term for additional 10 years by delivering a notice to the Ministry of Transport (Ministerio de Transporte) at least five years prior to the expiration date.

•	General obligations of the concessionaire: Ferrosur’s main obligations under the applicable regulations are: (i) to maintain a contract performance bond in an amount equivalent to 10% of the bid originally submitted by Cofesur S.A.; (ii) to pay the concession fee equal to 3% of the total annual net revenue for the previous fiscal year, allocating 30% thereof to the Argentine Social Security System (Administración Nacional de la Seguridad Social) and the remaining 70% to the Trust Fund for Inter-Urban Railway System Support (Fondo Fiduciario de Fortalecimiento del Sistema Ferroviario Interurbano or “FFFSFI”), which can be used by Ferrosur for capital expenditures for infrastructure investments in the railway network under the concession, subject to certain conditions and limitations; (iii) to invest 10.7% of the total annual net revenue for the previous fiscal year in the railway network under the concession; (iv) to maintain the concession’s infrastructure and to file annually with the Federal Transport Commission (Comisión Nacional de Regulación del Transporte or “CNRT”) maintenance plans to be executed in the following fiscal year in railway infrastructure, as well as a detailed report with a description of the maintenance plan executed in the previous year; (v) to comply with several reporting covenants with the CNRT; and (vi) to transfer to the FFFSFI an amount equal to 50% of the income net of value added tax and sale tax arising from collateral activities other than railway freight services (i.e., income from lease agreements).

•	Public service nature of Ferrosur’s obligations:

Securities and Exchange Commission

September 27, 2017

The Bidding Conditions provide that the concession qualifies as a “public service concession.” It can be interpreted that the services provided by the concessionaire involve a public service since they have been traditionally characterized as such by the relevant legislation.1 Currently, Railways Law 27,132 does not maintain the characterization of these services as a public service, but instead they are considered to be an activity “of public interest.” However, as of this date, Law 27,132 has not been fully implemented.

The characterization of these services as a public service in Argentina has been traditionally based on the understanding that the services satisfy general needs or interests. A public service may be carried out by either the government or the private sector and, in this case, the public service is rendered by a private entity that holds a concession and whose main clients are companies or individuals that need their goods to be freighted. The regulation of these services as a public service in Argentina has been traditionally based on the virtual monopoly or dominant position enjoyed by the carriers in relation to their clients. However, at present railway freight services face competition from the trucking industry.

Due to its characterization as public service and the obligations associated to the nature of the services that it carries out, Ferrosur is subject to Argentine governmental supervision. Therefore, since the service is rendered by the private sector, it is subject to continuous governmental supervision —the Argentine government supervises the investments made by the concessionaire, the fulfillment of maintenance duties, the proper use of the assets that have been granted under the concession, among others— and, in the case of Ferrosur, the concession is subject to the regulation and control of various governmental agencies, such as the CNRT and the Ministry of Transport (Ministerio de Transporte). These Argentine governmental agencies supervise the Company’s compliance with the obligations set forth under the Bidding Conditions, the Concession Agreement and the Minutes of Agreement.

Ferrosur is empowered to (i) establish general rates providing that equal treatment is afforded to all potential customers under identical conditions; and (ii) enter into freight agreements with users who undertake to use the railway under specific conditions, without prior consent from the Grantor. Although Cofesur S.A. submitted a tariff schedule in its original bid in 1993, in practice, tariff rates have been evolving independently from such tariff schedule as if the sector were not regulated. Ferrosur applies and modifies tariff rates on an ongoing basis and to the Company’s knowledge the Grantor has not raised any objections thereto.

•	Operation of assets under the concessions for the Company’s own use:

The assets transferred to Ferrosur in 1993, including real property and rolling stock, are freely managed by the Company for the purpose of providing railway freight transport services. Although the Bidding Conditions originally established limitations on the Company’s ability to enter into agreements for any purposes other than for railway freight transport services, the Minutes of

[1]

See, for example, Railways Act 2873. More recently, the implementing regulations enacted under Section 8 of Emergency Law No. 25,561 have included the concessions granted by the Argentine government in the field of railway freight services in the list of public service contracts.

Securities and Exchange Commission

September 27, 2017

Agreement authorized the Company to enter into such agreements. Accordingly, the Company enters into lease agreements, contracts with suppliers and services agreements, among others, in the ordinary course of its business. The Company, however, is restrained from disposing of such assets transferred to Ferrosur without the Grantor’s consent.

•	Basis for the statement that “the grantor of the concession does not control or regulate the services the operator must provide with the infrastructure:”

Although the concession is generally regulated and supervised by the Argentine government, such supervision is not exercised over the operation of the railway freight services that are provided with the assets subject to the concession. This means that Ferrosur independently coordinates the manner in which services are provided. Moreover, Ferrosur selects its customers and independently sets forth the terms and conditions of each such contract.

•	Significant residual interests in the railway system retained by the Argentine government when the concession expires or the agreement is terminated:

Ferrosur has full control and property of the acquired locomotives during the term of the Concession Agreement and has the right to keep them at the end of the concession. With respect to the rest of the assets, after the expiration or termination of the concession, Ferrosur must return to the Argentine government all of the assets received under the concession in proper working order and undamaged condition, subject to normal use.

The Company has determined that any residual interest in the railway system retained by the Argentine government when the concession expires or terminates could be significant with respect to the total assets of the concession. However, the Company did not consider this residual interest to be a relevant factor in its analysis as to whether the concession of Ferrosur is in the scope of the IFRIC 12 since, as previously stated, the Argentine government does not exercise control nor regulate the services the Company may render with the infrastructure, to whom it must provide such services and at what prices.

Securities and Exchange Commission

September 27, 2017

19. Parent Company, Other Shareholders, Associates, and Other Related Parties Balances and Transactions, page F-90

9.	We note your response to prior comment 40; however, it appears to us that in addition to short-term employee benefits, key management personnel compensation refers to post-employment benefits, other long-term benefits, termination benefits, and share-based compensation. We also remind you that key management extends beyond the board of directors as indicated in paragraph 9 of IAS 24. In this regard, please revise your footnote to provide the disclosures required by paragraph 17 of IAS 24.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has no current post-employment benefits, other long-term benefits, termination benefits, or share-based compensation with its key management personnel in place. In addition, as disclosed on page 183 of the Registration Statement, neither the Company, nor any of its affiliates, has entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

The Company also advises the Staff that for the years ended December 31, 2016, 2015 and 2014 and the six-month period ended June 30, 2017, the Company’s “key management personnel,” as defined by IAS 24.9, included the members of its board of directors and its executive officers who at the time were also members of its board of directors; therefore, during the periods covered by its consolidated financial statements, the members of its board of directors were the only persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly.

Accordingly, and in response to the Staff’s comment, the Company has revised pages F-22 and F-92 to clarify that all key management personnel fees refer to short-term employee benefits to key management personnel.

21. Trade Accounts Receivable, page F-94

10.	We note your response to prior comment 41. Please expand your footnote with respect to the railway program receivable to disclose:

•	That the receivable is not considered past-due and has been classified as “to become due” because it relates to the proceeds a claim;

•	When the receivable will become due; and

•	The terms of the receivable and your estimated collection schedule, as previously requested.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has expanded the disclosure on page F-94 to include a footnote in the table setting forth the maturities of accounts receivable in Note 21 – Trade Accounts Receivable of its consolidated financial statements, for the figures appearing in line item “to become due” and columns 12.31.2016 and 12.31.2015, as follows:

Securities and Exchange Commission

September 27, 2017

“(*) Includes Receivables with U.E.P.F.P.—Ferrosur Roca S.A. (Note 36) for Ps.78,346,682, of which the estimated period of collection will be over the next three years, according to the expected timing of the legal and administrative procedures pending to be executed. The receivable is disclosed in this line because it relates to the proceeds of a claim.”

36. Receivable from Railway Program Execution Unit, page F-116

11.	We note your response to prior comment 42. Please tell us whether a judge has approved the claim of Ps.78 million or when you expect this to occur.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the judge ruled in favor of the Company’s claim in November 2013 with a final and non-appealable judgment. In such ruling, the judge resolved that the amount due to the Company was required to be paid in accordance with the results of the official report prepared by an official accountant expert appointed by the court. In November 2015, the official accountant expert issued the final report and presented the total amount of the debt settlement according with the parameters set forth by the judge. As a result, the Company recognized as a receivable in its statement of financial position as of December 31, 2016 the amount of Ps.78 million, representing the discounted present value of the amount stated by the official accountant expert, based on an estimated timing of collection of three years. The Company has estimated the period of time for collection of this receivable is three years, according to the opinion of the Company’s Argentine litigation counsel, based on the timing of the legal and administrative procedures still pending.

The Company expects that the judge’s approval of the official accountant expert’s final report should occur in 2018, according to the opinion of the Company’s Argentine legal advisors.

Securities and Exchange Commission

September 27, 2017

Trust of Administration, page F-116

12.	We note your response to prior comment 43 and have the following additional comments:

•	Please more fully explain to us how you determined the likelihood of the collection of funds from the Ministry of Transportation is certain and that such amounts will be provided to your suppliers for costs that you incur to improve the railroad system.

•	It remains unclear to us how you determined that a Ps84 million gain was appropriate for the year ended December 31, 2016 based upon operating expenses that you incurred in prior periods. Please tell us which accounts were impacted by your gain recognition and how IAS 37 supports your conclusion.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that:

•	As described in its prior response, on July 27, 2016, the Ministry of Transportation (Ministerio de Transporte) of Argentina issued Rule No. 218 (“Rule No. 218”), which regulated the operation of the trusts that manage the contributions made by rail concessionaires for the improvement of the interurban railroad system and established a procedure for the certification of proposed works by rail concessionaires, among other regulations and policy reforms announced and executed by the Argentine presidential administration since December 2015.

Rule No. 218 stated that trust agreements set forth the possibility for rail concessionaires to present projects for the execution of works to improve the railroad system to be financed with the funds of the trusts. In addition, Rule No. 218 established a clear procedure to submit and process such projects, whereby the concessionaire (in this case, Ferrosur) must submit the projects for works to be financed with the funds of the trust and all other requirements for approval, together with the amounts to be allocated from the trust in each case for the execution of each projected work, as well as comply with the administrative procedure in order to receive approval of such project.

Prior to the issuance of Rule No. 218, it was unclear whether the Company would benefit from the funds it had contributed to the trust and the Argentine government had not established a clear procedure under which funds deposited to the trust would flow to the concessionaires and for the use of such funds; therefore, the use of the funds for the benefit of Ferrosur was not wholly within its control. Accordingly, prior to Rule No. 218, the contributions made by the Company to the trust were considered as contingent assets, according to IAS 37, since those funds were “a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.”

Securities and Exchange Commission

September 27, 2017

On July 27, 2016, Rule No. 218 became effective and set forth that: (i) the use of funds in the trust was clearly for the benefit of the concessionaire, (ii) the beneficiary of the trust (in this case, Ferrosur) was entitled to require the use of funds to execute works by rail concessionaires to improve the railroad system, and (iii) the concessionaire was to receive confirmation of the funds deposited in the trust directly from the trust administrator. Consequently, the Company determined as of December 31, 2016 that the accumulated amounts previously contributed to the trust could be considered a receivable according to the terms of IAS 37.

As subsequent events confirming the situation recognized in the Company’s consolidated financial statements as of December 31, 2016, the Company advises that on May 24, 2017, the Ministry of Transport (Ministerio de Transporte) approved a project submitted by Ferrosur related to improvements in the railway infrastructure for a total amount of up to Ps.118 million. In addition, the Company advises that, after the issuance of its consolidated financial statements as of and for the six-month period ended June 30, 2017, on September 1, 2017, the Ministry of Transport instructed the trustee to disburse the amount of Ps.21 million, as part of the funds approved to the Company on May 24, 2017, to begin the execution of such project.

•	The amount of Ps.84 million recorded as a gain for the year ended December 31, 2016 primarily represented the accumulated amount of contributions made by the Company to the trust since its creation up to December 31, 2016, net of trust expenses plus the financial income accrued, as derived from the financial statements of the trust. Through December 31, 2015 (i.e., prior to Rule No. 218 in July 2016) the amounts transferred by the Company to the trust were accounted for as an operating expense because the Company understood that the collection of funds to be used in the improvement of the railroad system operated by the Company was not virtually certain to occur.

As explained in Note 37 to the Company’s consolidated financial statements as of and for the year ended December 31, 2016, the Company assessed the likelihood of the collection of funds as virtually certain, because after Rule No. 218 became effective it was clear that such amount represented an increase in economic benefits during the accounting period in the form of enhancement of an asset that resulted in an increase in equity. Therefore, based on IAS 37, as the realization of the right is virtually certain, the Company considered that the related asset are not contingent assets and their recognition as a gain was appropriate and it recorded the respective income and receivable in the line items “Other gains and losses—Canon recovery—Ferrosur Roca S.A.” and “Other receivables from Trust of Administration” in the Company’s consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2016 and statement of financial position as of December 31, 2016, respectively.

* * *

In addition, the Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor.

Securities and Exchange Commission

September 27, 2017

Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff please return or destroy such copies to the Company upon completion of the Staff’s review. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials to potential investors in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

The Company would be grateful if the Staff provided any comments to the revised Registration Statement at its earliest convenience so that the Company may provide any additional responses required.

Please do not hesitate to contact John Vetterli at (212) 819-8816 or John Guzman at +55 (11) 3147-5607 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Marcos Gradin, Chief Financial Officer, Loma Negra Compañía Industrial Sociedad Anónima